SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1) *

                          Amwest Insurance Group, Inc.
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                                (Name of issuer)

                          Common Stock, $.01 Par Value
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                         (Title of class of securities)

                                    032345100
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                                 (CUSIP number)

                Mr. Phillip E. Huff, Vice President and Treasurer
                   5230 Las Virgenes Road, Calabasas, CA 91302
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           (Name, address and telephone number of person authorized to receive notices and communications)

                                 March 31, 1998
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             (Date of event which requires filing of this statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
 .

          Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                Page 1 of 4 Pages

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          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  032345100                 13D               Pa ge   2   of 4 Pages

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     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                        Main Family Trust


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                                                                        -----
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *     (a)
                                                                        -----

                                                                        -----
                                                                    (b)  X
                                                                        -----

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     3       SEC USE ONLY


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     4       SOURCE OF FUNDS *
                        OO

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                                                                     -----
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                                                                     -----
             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


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     6       CITIZENSHIP OR PLACE OF ORGANIZATION
                        United States of America

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                             7      SOLE VOTING POWER
                                               None

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       NUMBER OF             8      SHARED VOTING POWER
        SHARES                                 539,250 shares

     BENEFICIALLY
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       OWNED BY              9      SOLE DISPOSITIVE POWER
    EACH REPORTING                             None
      PERSON WITH
                        -------------------------------------------------------
                        -------------------------------------------------------
                            10      SHARED DISPOSITIVE POWER
                                               539,250 shares


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     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        539,250 shares

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     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES *


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     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        13.8%

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     14      TYPE OF REPORTING PERSON *
                        OO

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



Item 1.    Security and Issuer

               This Schedule 13D relates to the shares of Common Stock, $.01 par value (the "Shares"), of Amwest Insurance Group, Inc., a Delaware corporation ("Amwest"). The principal executive offices of Amwest are located at 5230 Las Virgenes Road, Calabasas, California 91302.

Item 2.    Identity and Background

               This Schedule 13D is being filed by the Main Family Trust ("MFT") having its business address at 5230 Las Virgenes Road, Calabasas, California 91302. Guy A. Main ("Main") and his wife are Co-Trustees of the MFT. Main is employed as an Executive Vice President of Amwest.

Item 3.    Source and Amount of Funds or Other Consideration

               Since the last filing on Schedule 13D dated February 10, 1997 which reported beneficial ownership of 493,566 Shares, MFT has acquired an additional 926 Shares on March 19, 1997, an additional 800 Shares on August 12, 1997 and an additional 11 Shares on August 21, 1997 in open market purchase transactions with personal funds. On June 25, 1997, Main acquired an additional 1,650 Shares and on October 17, 1997 and an additional 2,275 Shares pursuant to the exercise of stock options. These 5,651 additional shares were acquired by Main and have been transferred to the MFT of which Main and his wife serve as Co-Trustees thus sharing voting and dispositive power.

         Additionally, on March 31, 1998, Amwest granted a 10% stock dividend to stockholders of record as of that date of which MFT received an additional 49,022 Shares. Also, 9,000 Shares were inadvertently reported as being beneficially owned by MFT on the Schedule 13D dated February 10, 1997. These 9,000 Shares represented Shares owned by Main directly and have been accurately reflected on Main's Schedule 13D filings.

Item 4.    Purpose of Transaction

         None of the reasons enumerated in Item 4 of Schedule 13D are applicable to the acquisition of these shares.

Item 5.    Interest in Securities of the Issuer

               The MFT beneficially owns an aggregate of 539,250 Shares, representing 13.8% of the outstanding shares as computed in accordance with SEC Rule 13d-3(d)(1)(i). Main and his wife serve as Co-Trustees of the MFT. In his capacity as Co-Trustee, Main has shared power to vote or to direct the vote of, and shared power to dispose or to direct the disposition of, such Shares.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect
 to Securities of the      Issuer

               Main serves as Executive Vice President of Amwest. Main is a party to a Senior Executive Severance Agreement with Amwest, pursuant to which Main is entitled to certain compensation in the event his employment with Amwest is terminated under certain conditions. Main is also a party to an indemnity agreement with Amwest regarding Main's actions as an officer and director of Amwest. Pursuant to the terms of his employment, Main from time to time may receive options to purchase Shares.



                                Page 3 of 4 Pages

Item 7.    Material to be filed as Exhibits

               None

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 4, 1999


                                         /s/ GUY A. MAIN
                                         ------------------------------

                                             Guy A. Main, as Co-Trustee
                                             for the Main Family Trust


































                                Page 4 of 4 Pages

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